EXHIBIT 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

Announcement of Results
for the Year Ended 31st December, 2003

The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces the audited consolidated results of the Company and its subsidiaries (collectively the “Group”) for the year ended 31st December, 2003 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31st December, 2003
(Expressed in thousands of RMB except for per share amount)

	Note	2003	2002
Turnover	3	10,109,557	7,319,455
Cost of sales		(7,727,125)	(5,411,134)

Gross profit		2,382,432	1,908,321
Other revenue	3	178,137	51,296
Selling expenses		(621,266)	(364,491)
General and administrative expenses		(615,591)	(625,020)
Other operating expenses		(51,347)	(50,286)

Operating profit		1,272,365	919,820
Interest income	3	52,672	43,617
Interest expense		(167,111)	(171,286)
Share of profits less losses of:
Jointly controlled entities		(36,853)	92,724
Associated companies		131,954	20,704

Profit before taxation		1,253,027	905,579
Taxation	4	(153,033)	(146,610)

Profit after taxation		1,099,994	758,969
Minority interests		(163,547)	(108,122)

Profit attributable to shareholders		936,447	650,847

Dividends declared		77,751	35,295

Basic earnings per share	6	RMB0.2554	RMB0.1775

Diluted earnings per share	6	RMB0.2533	N/A

Notes:

1.	ORGANISATION AND OPERATIONS

The Company was incorporated in Bermuda on 9th June, 1992 with limited liability. The Company’s ADSs and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (“SEHK”), respectively. The Company is an investment holding company. The principal activities of the Company’s subsidiaries (together with the Company referred to as the “Group”) are the manufacturing and sales of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).

2.	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a)	Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (“HKSA”). They have been prepared under the historical cost convention.

In the current year, the Group adopted SSAP 35 “Government Grants and Disclosure of Government Assistance” and SSAP 12 “Income Taxes” issued by the HKSA which were effective for accounting periods commencing on or after 1st July, 2002 and 1st January, 2003, respectively.

(b)	Turnover

Turnover represents the invoiced value of goods, net of consumption tax, discounts and returns.

(c)	Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, turnover is recognised on the following bases:

(i)	Sale of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(ii)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii)	Dividend income

Dividend income is recognised when the right to receive payment is established.

(iv)	Subsidy income

A government grant is recognised when there is a reasonable assurance that the Group will comply with the conditions attaching with it and that the grant will be received.

Grants relating to income are deferred and recognised in the profit and loss account over the period necessary to match them with the costs they are intended to compensate.

(d)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the period in which they are incurred.

(e)	Convertible bonds

Convertible bonds were issued at par and are stated in the balance sheet at face value plus accrued interest expense. Direct expenses in connection with the issuance of convertible bonds are capitalised as deferred expenses on the balance sheet and are amortised over the life of the convertible bonds.

(f)	Segment reporting

In accordance with the Group’s internal financial reporting, management has determined that business segments be presented as the primary reporting format. As the whole of the Group’s sales and manufacturing is located in the PRC, management considered that secondary reporting format by geographical segments is not necessary.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, fixed assets, inventories, receivables and operating cash, and exclude corporate assets. Segment liabilities comprise operating liabilities and exclude corporate liabilities. Capital expenditure comprises additions to long-term prepayments, intangible assets and fixed assets including capital contributions in the form of intangible assets and fixed assets to the Group.

(g)	Subsequent events

Post-year-end events that provide additional information about a company’s position at the balance sheet date or those that indicate the going concern assumption is not appropriate are reflected in the accounts. Post-year-end events that are not adjusting events are disclosed in the notes to the accounts when material.

(h)	Use of estimates

The preparation of accounts in conformity with accounting principles generally accepted in Hong Kong requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.	TURNOVER, REVENUE AND SEGMENT INFORMATION

The principal activities of the Company’s subsidiaries are the manufacturing and sale of (1) minibuses and automotive components; and (2) Zhonghua sedans in the PRC.

	2003	2002
	RMB’000	RMB’000
Turnover
Sales of minibuses and automotive components	6,764,225	6,202,172
Sales of sedans	3,345,332	1,117,283

	10,109,557	7,319,455
Other revenue
Subsidy income	48,497	—
Others	129,640	51,296
Interest income	52,672	43,617

Total revenues	10,340,366	7,414,368

In accordance with the Group’s internal financial reporting, the Group determined that business segments be presented as the only reporting format.

The Group is operated in the PRC under the following three main business segments: (1) manufacturing and sale of minibuses and automotive components; (2) manufacturing and sale of Zhonghua sedans; and (3) manufacturing and sale of BMW sedans.

Business segments — 2003

	Manufacturing and
	sale of minibuses	Manufacturing and	Manufacturing and
	and automotive	sale of Zhonghua	sale of BMW
	components	sedans	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment sales	6,942,411	3,345,332	—	10,287,743
Intersegment sales	(178,186)	—	—	(178,186)

	6,764,225	3,345,332	—	10,109,557

Segment results	1,380,552	23,470	—	1,404,022

Unallocated costs				(131,657)

Operating profit				1,272,365
Interest income				52,672
Interest expense				(167,111)
Share of profits less losses of:
Jointly controlled entities	88,361	—	(125,214)	(36,853)
Associated companies	—	131,187	767	131,954

Profit before taxation				1,253,027
Taxation				(153,033)

Profit after taxation				1,099,994
Minority interests				(163,547)

Profit attributable to shareholders				936,447

4.	TAXATION

Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the jurisdictions in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2003	2002
	RMB’000	RMB’000
Current taxation:
Hong Kong profits tax	—	—
PRC enterprise income tax	145,654	175,665
Deferred taxation relating to the origination and reversal of temporary differences	(1,514)	(38,041)

	144,140	137,624
Share of taxation of jointly controlled entities:
Current taxation:
PRC enterprise income tax	8,019	8,986
Share of taxation of associated companies:
Current taxation:
PRC enterprise income tax	874	—

Taxation charges	153,033	146,610

The taxation on the Group’s profit before taxation differs from the theoretical amount that would arise using the weighted average taxation rate of the companies within the Group as follows:

	2003	2002
	RMB’000	RMB’000
Profit before taxation	1,258,925	905,579
Calculated at a weighted average statutory taxation rate in the PRC of 22.46% (2002 : 26.32%)	282,709	238,332
Effect of tax holiday	(159,516)	(109,326)
Expenses not deductible for taxation purpose	29,840	17,604

	153,033	146,610

5.	DIVIDENDS

The 2003 interim dividends of approximately RMB38.5 million were declared and paid to the then shareholders of the Company on 17th October, 2003. The directors also recommended the payment of a final dividend of HK$0.01 per share for the year ended 31st December, 2003 for the total amount of approximately RMB38.9 million.

6.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit attributable to shareholders of approximately RMB936,447,000 (2002: RMB650,847,000), divided by the weighted average of 3,666,539,983 shares (2002: 3,666,052,900 shares) outstanding during the year.

The diluted earnings per share is based on the adjusted net profit attributable to shareholders of approximately RMB937,634,000 which is the net profit attributable to shareholders for the year adjusted for the accrued interest expense related to the convertible bonds of approximately RMB1,187,000 divided by 3,702,398,310 ordinary shares, being the weighted average number of ordinary shares in issue during the year plus the weighted average number of 3,338,970 ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised (2002 : anti-dilutive) and the weighted average number of 32,519,357 ordinary shares deemed to be issued if all the convertible bonds were converted into ordinary shares (2002: N/A).

7.	CONTINGENT LIABILITIES

(a)	As of 31st December, 2003, the Group had bank notes of approximately RMB1,492 million (2002 : RMB1,414 million) which were endorsed or discounted but not yet honored.

(b)	As of 31st December, 2003, the Group had provided the following guarantees:

—	Corporate guarantees of approximately RMB690 million (2002: RMB740 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua Holdings Co., Ltd;

—	A joint and several proportional guarantee with all the joint venture partners of Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”) on a long-term bank loan of approximately RMB344 million drawn by Shenyang Aerospace (2002: RMB374 million) which will expire in 2008;

—	Corporate guarantees for bank loans amounting to RMB300 million drawn by an affiliated company of Brilliance Holdings Limited. The same amount of bank deposits was pledged as a collateral for the corporate guarantee;

—	Corporate guarantees for bank loans amounting to RMB100 million drawn by Shenyang JinBei Automotive Company Limited. The same amount of bank deposits was pledged as a collateral for the corporate guarantee; and

—	A guarantee to BMW Holdings BV guaranteeing the performance by Shenyang JinBei Automotive Industry Holdings Company Limited of its obligations under the joint venture agreement for establishment of BMW Brilliance Automotive Limited.

(c)	As of 31st December, 2003, subsidiaries of the Group had issued letter of credits amounting to approximately RMB32 million (2002: RMB44 million). Approximately RMB7.2 million (2002: Nil) of the issued letter of credits was secured by pledged bank deposits.

(d)	On 21st January, 2003, a writ dated 21st January, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”), the Plaintiff, was filed with the Supreme Court of Bermuda and an ex parte Court Order dated 22nd January, 2003 (the “Court Order”) granted by the Supreme Court of Bermuda in favour of Broadsino was served on the registered office of the Company in Bermuda. The Writ alleged that the interest of Chinese Financial Education Development Foundation (the “Foundation”) in 1,446,121,500 shares of the Company (the “Sale Shares”) was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited (“Huachen”). The Court Order restrained the Company from among other things: (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of the Company; or (b) if such transfer has already been registered, registering any further dealings in such Sale Shares, in each case pending determination by the Supreme Court of Bermuda of the legal proceedings initiated by Broadsino against the Company, the Foundation, Huachen and certain directors of the Company. Broadsino claims that the Company was aware of the trust arrangement and further alleges that the Company knowingly participated in a breach of that trust arrangement by allowing the transfer of the Sale Shares from the Foundation to Huachen. Broadsino seeks recovery of the Sale Shares and, in the alternative, damages.

Upon application by the Company, the Court Order was discharged by a judgement of the Supreme Court of Bermuda given on 11th February, 2003. On 26th February, 2003, a statement of claim was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On 10th March, 2003, the Company has taken out summons (the “Strikeout Summons”) at the Supreme Court of Bermuda to have the Writ and the statement of claim struck out. The strikeout proceedings were duly heard before the Supreme Court of Bermuda on 22nd and 23rd July, 2003. On 31st December, 2003 the Supreme Court of Bermuda issued its judgement on the strike-out proceedings, and struck out the Writ in respect of legal proceedings brought by Broadsino against the Company. On 4th March, 2004, Broadsino submitted an application for leave to appeal to the Supreme Court of Bermuda, but at the hearing of the application before the court on 9th March, 2004, Broadsino’s application was refused.

The directors of the Company do not believe this litigation to have any significant impact on the financial position of the Company and of the Group.

(e)	On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary plus bonuses, share options and damages for alleged unreasonable dismissal. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”). At a directions hearing held on 5th September, 2003, the High Court ordered Mr. Yang to file and serve his statement of claim by 19th September, 2003. On 16th September, 2003, the statement of claim was served on the Company. On 4th November, 2003, the Company filed the defense and counterclaim with the High Court. Further affirmations were filed by Mr. Yang in December 2003, January 2004 and March 2004. On the other hand, the Company also filed additional affirmations in February 2004. Neither court judgement nor hearing has been scheduled up to the date of approval of these accounts. Based on the claims set out in the statement of claim, the directors of the Company do not believe the Action has had or will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to defend the Action vigorously.

8.	COMPARATIVE FIGURES

Certain of the 2002 comparative figures have been reclassified to conform to the current year’s presentation that sharing of results of jointly controlled entities and associated companies are separately shown.

9.	SUPPLEMENTARY FINANCIAL INFORMATION

The Group has prepared a separate set of accounts for the year ended 31st December, 2003 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Differences between HK GAAP and US GAAP give rise to differences in the reported balances of assets, liabilities and profit attributable to shareholders of the Group. The financial effects of the material differences between HK GAAP and US GAAP are summarised and explained as follows:

			2003	2002
	Note		RMB’000	RMB’000
Profit attributable to shareholders reported under HK GAAP			936,447	650,847
Stock-based compensation	(a	)	(173,213)	(10,329)
Capitalisation of borrowing costs	(b	)	—	(1,311)
Write-off of development costs	(c	)	(35,835)	(70,382)
Non-amortisation of goodwill	(d	)	47,553	49,007
Others			5,890	(7,367)

Profit attributable to shareholders reported under US GAAP			780,842	610,465

			2003	2002
	Note		RMB’000	RMB’000
Net assets reported under HK GAAP			6,891,652	6,028,255
Capitalisation of borrowing costs	(b	)	11,803	11,803
Write-off of development costs	(c	)	(106,217)	(70,382)
Non-amortisation of goodwill	(d	)	96,560	49,007
Others			(7,491)	(13,381)

Net assets reported under US GAAP			6,886,307	6,005,302

(a)	On 18th December, 2002, Huachen, the then single largest shareholder of the Company, granted call options to certain directors of the Company entitling them to purchase from Huachen a total of 346,305,630 ordinary shares of the Company at an exercise price of HK$0.95 per share, while the market price at the same date was HK$1.45 per share.

US GAAP requires that discounts granted to employees under a compensatory share option scheme be recognised as compensation and charged to expense over the periods expected to be benefited, to the extent that the fair value of the equity instrument exceeds the exercise price of the option on the date of grant. Consequently, a portion of the compensation expense amounting to approximately RMB173.2 million (2002: RMB10.3 million) associated with the call options was charged to the consolidated profit and loss account for the year ended 31st December, 2003 under US GAAP.

Under HK GAAP, there is no specific accounting standard to account for the compensation element in these call options.

(b)	Under HK GAAP, the amount of borrowing costs eligible for capitalisation includes the actual borrowing costs incurred on that borrowing less any investment income earned on the temporary investment of funds pending their expenditure on the qualified assets. Under US GAAP, temporary investment income earned is ignored. As a result, the amount of the net interest capitalised under HK GAAP is lower than that under US GAAP. In subsequent years, the annual depreciation for the net interest capitalised under HK GAAP is lower than that under US GAAP.

(c)	Under HK GAAP, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset if certain criteria could be fulfilled. Under US GAAP, such development costs should be expensed as incurred.

(d)	Under HK GAAP, goodwill is amortised on a straight-line method over the shorter of the expected future economic life of 20 years on the remaining lives of the respective joint ventures from their initial recognition. Under US GAAP, the Group adopted SFAS No. 142 since 1st January, 2002 and goodwill will not be amortised but rather will be tested at least annually for impairment.

BUSINESS REVIEW AND PROSPECTS

2003 was a successful year for Brilliance China Automotive Holdings Limited and its subsidiaries (the “Group”), with new records being achieved in terms of production, sales and profitability. For the first time in the Group’s history, we produced and sold more than 100,000 vehicles (including both minibuses and sedans) in a single year. With sales of approximately RMB10.1 billion, the Group surpassed the sales of 2002 by 38% and achieved a new record. Excluding the start-up losses of our sedan joint venture with BMW, the Group also exceeded the former record level of profits achieved in 2000.

2003 was also a year in which we achieved major milestones in the evolution of the Group. We successfully introduced new “face-lift” versions of our minibuses and increased our year-on-year minibus unit sales by 15% to 74,000 units, thereby maintaining our leadership position in China’s minibus market. We also launched new versions of our “Zhonghua” sedans equipped with new transmission systems and engine sizes. Despite the increasingly competitive environment in the mid-range sedan market, our “Zhonghua” sedans began generating profits in 2003, the first full year of production and operation. A further highlight of the year was the establishment of our sedan joint venture with BMW in May 2003 and the introduction of the BMW 3-series and the 5-series in the fourth quarter of 2003. We believe the BMW sedans were well received by the Chinese market with unit sales of over 4,300 sedans in that quarter.

The continuing demand for high quality and competitively priced automotive engines and components in China led to significant growth in sales and profitability of our joint ventures in these areas in 2003. To meet this growing demand, the Group will continue to evaluate and consider on a highly selective basis other strategic investment opportunities in the engine and components sectors.

Looking ahead, we believe the business climate in 2004 will continue to be challenging and competitive. With China’s new automotive financing regulation, the proposed new automotive policy and stricter regulations on emissions and fuel efficiency standards, the Chinese automotive industry is set to enter a new era. These new regulations could have an impact on our cost structure in the event we are required to change our products or components in order to comply with such new requirements. In addition, we expect the launch of numerous new models and price reductions will further intensify the competition in the market, particularly with respect to mid-range sedans. The continued implementation of regulatory reforms relating to China’s membership in the World Trade Organization is also expected to increase competitiveness in the Chinese automotive market, with import tariffs and quotas slated to be further liberalized in the coming year.

In 2004, we will continue implementing our core strategies in order to reinforce our leading position in the Chinese minibus sector and strengthen our competitive position in the sedan sector. With our established market position, balanced product mix, continued efficiency and quality improvements, strong distribution network and foreign partnerships, we believe the Group is well positioned to capture the market opportunities and overcome the challenges ahead.

MANAGEMENT DISCUSSION AND ANALYSIS

The consolidated net sales of the Company and its operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd (“Shenyang Automotive”), Ningbo Yuming Machinery Industrial Co., Ltd., Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd. and Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (together, the “Group”) for the year ended 31st December, 2003 increased by 38.1% to RMB10,109.6 million from RMB7,319.5 million for the year ended 31st December, 2002. The increase in sales was primarily due to the increase in the unit sales of Shenyang Automotive’s minibuses and the “Zhonghua” sedans. As the “Zhonghua” sedans were not launched until August 2002, the audited financial results of the Group for 2003 may not be directly comparable to those of 2002.

Shenyang Automotive sold a total of 74,618 minibuses in 2003, representing a 14.6% increase over the 65,138 minibuses sold in 2002. Of these vehicles sold, 65,614 were Mid-priced Minibuses, representing a 16.9% increase over the 56,121 Mid-priced Minibuses sold in 2002. Unit sales of Deluxe Minibuses decreased by 0.1% from 9,017 units in 2002 to 9,004 units in 2003. Shenyang Automotive sold 25,600 “Zhonghua” sedans in 2003, compared to 8,816 sedans sold during the last five months of 2002. BMW Brilliance Automotive Ltd., the Groups’ 49%-indirectly owned jointly controlled entity, commenced production of the BMW-designed and branded 3-Series and 5-Series sedans based on semi-knockdown kits supplied by the BMW Group and sold 4,359 sedans in the fourth quarter of 2003.

Cost of sales increased by 42.8% from RMB5,411.1 million in 2002 to RMB7,727.1 million in 2003. This increase was primarily due to the increase in the unit sales of minibuses and the “Zhonghua” sedans in 2003. Cost of sales as a percentage of sales was 76.4% in 2003, compared to 73.9% in 2002. Gross margin for minibuses remained stable compared to 2002, while the overall gross margin decreased from 26.1% in 2002 to 23.6% in 2003, as a result of the relatively lower start-up gross margin of the “Zhonghua” sedans.

Other revenue increased by 247.2% from RMB51.3 million in 2002 to RMB178.1 million in 2003. The increase was primarily due to the increase in sales of scrap metals and the tax refund on reinvestment of dividends to certain subsidiaries as additional capital contribution in 2003.

Selling expenses increased by 70.4% from RMB364.5 million, representing 5.0% of turnover in 2002 to RMB621.3 million, representing 6.1% of turnover in 2003. The increase was primarily due to the increase in selling expenses in relation to the “Zhonghua” sedans. General and administrative expenses slightly decreased by 1.5% from RMB625.0 million in 2002 to RMB615.6 million in 2003. The decrease in pre-operating expenses in relation to the initial start-up costs of the “Zhonghua” sedans in 2002 was partly offset by the increase in staff costs and other expenses in relation to the full-year operation of the “Zhonghua” sedans in 2003, resulting in the slight decrease in general and administrative expenses in 2003.

Interest expense net of interest income decreased by 10.4% from RMB127.7 million in 2002 to RMB114.4 million in 2003 due to the increase in interest income from bank deposits.

Share of profits less losses of jointly controlled entities and associated companies decreased by 16.2% from RMB113.4 million in 2002 to RMB95.1 million in 2003. The decrease was mainly due to the initial start-up loss of the joint venture with BMW in 2003 of RMB125.2 million. Excluding the net loss effects from the joint venture with BMW, the share of profits less losses of jointly controlled entities and associated companies increased by 94.3% from RMB113.4 million in 2002 to RMB220.3 million in 2003. The increase was due to the strong performance of the Company’s jointly controlled entities and associated companies engaged in engine manufacturing in 2003.

Profit before taxation increased by 38.4% from RMB905.6 million in 2002 to RMB1,253.0 million in 2003. Taxation increased by 4.4% from RMB146.6 million in 2002 to RMB153.0 million in 2003, as a result of the increase in the taxable income of the Group in 2003.

As a result, profit attributable to shareholders increased by 43.9% to RMB936.4 million in 2003 from RMB650.8 million in 2002. Basic earnings per share increased by 43.9% to RMB0.2554 in 2003 from RMB0.1775 in 2002. Diluted earnings per share for 2003 was RMB0.2533.

Liquidity and Financial Resources

As of 31st December, 2003, the Group had RMB1,832.3 million in cash and cash equivalents, RMB1,670.6 million in short-term bank deposits and RMB2,264.6 million in pledged short-term bank deposits. The Group had bank notes payable of RMB4,784.0 million and had no short-term and long-term bank loans outstanding as of 31st December, 2003. On 28th November, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd. (“Brilliance Finance”), issued Zero Coupon Guaranteed Convertible Bonds due 2008 (the “Convertible Bonds”) with principal amount of US$200 million (equivalent to approximately RMB1,654.3 million). Up to 31st December, 2003, none of the Convertible Bonds had been converted into the ordinary shares of the Company.

Contingent Liabilities

Details of the contingent liabilities are set out in note 7 to the consolidated profit and loss account.

Debt to Equity Ratio

The debt to equity ratio, computed by dividing total liabilities by shareholders’ equity, as of 31st December, 2003, was approximately 1.41 (2002: 1.22). The increase of the ratio is primarily due to the issue of the Convertible Bonds in 2003.

Use of Proceeds

On 28th November, 2003, Brilliance Finance, a wholly owned subsidiary of the Company, issued the Convertible Bonds. The net proceeds of the sale of the Convertible Bonds was approximately US$194 million. Net proceeds in the amount of approximately US$190 million was lent by Brilliance Finance, through the Company, to certain operating subsidiaries of the Group for general corporate and working capital purposes. The remaining net proceeds will be used by the Company for general corporate and working capital purposes. The loans to the subsidiaries had not been utilized up to the date of this announcement.

Foreign Exchange Risks

Since the Group did not consider that exchange rate fluctuations have any material effect on the overall financial performance of the Group, it did not enter into any hedging transactions with respect to its exposure to foreign currency movements in 2003. The Group may consider entering into prudent hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary.

Employees and Remuneration Policy

The Group employed approximately 9,000 employees as at 31st December, 2003. Employee costs (excluding directors’ emoluments) amounted to approximately RMB371.5 million for 2003. The Group ensures that the pay levels of its employees are in line with industry practice and the prevailing market conditions and employees are rewarded on a performance-related basis, with a provident fund scheme and share option scheme.

DIVIDEND

The Board recommends the payment of a final dividend of HK$0.01 per share for the year ended 31st December, 2003. The final dividend will be paid to the shareholders whose names appear on the Register of Members of the Company on 24th June, 2004. Subject to the approval of shareholders at the annual general meeting of the Company to be held on 25th June, 2004, the final dividend is expected to be payable on or before 2nd July, 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 21st June, 2004 to Thursday, 24th June, 2004 (both days inclusive), during this period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong by no later than 4: 00 p.m. on Friday, 18th June, 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

No purchase, sale or redemption of the Company’s listed securities has been made by the Company or any of its subsidiaries during the year.

CODE OF BEST PRACTICE AND AUDIT COMMITTEE

In the opinion of the Board, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the SEHK (the “Listing Rules”) throughout the year, except that the independent non-executive directors of the Company are not appointed for specific terms and are subject to retirement by rotation and reelection at the annual general meeting in accordance with the Company’s Bye-Laws.

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the audited consolidated accounts for the year ended 31st December, 2003.

PROPOSED AMENDMENTS TO THE BYE-LAWS OF THE COMPANY AND ADOPTION OF NEW BYE-LAWS

The Board proposes to make certain amendments to the Bye-Laws of the Company in accordance with the relevant requirements under the revised Listing Rules which became effective on 31st March, 2004 and to adopt a new set of Bye-Laws of the Company incorporating the amendments thereto. The proposed amendments to the Bye-Laws and the adoption of a new set of Bye-Laws are subject to approval of the shareholders of the Company by way of special resolutions at the annual general meeting of the Company to be held on 25th June, 2004. Details of the proposed amendments will be set out in the notice for the annual general meeting and the accompanying circular to be despatched to shareholders on the same date as the 2003 annual report of the Company, which is expected to be on or around 29th April, 2004.

PUBLICATION OF FINANCIAL INFORMATION ON THE SEHK’S WEBSITE

The Group’s 2003 annual report containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of the SEHK in due course.

By Order of the Board

Wu Xiao An
(also known as Ng Siu On)
Chairman

Hong Kong, 22nd April, 2004

*	for identification purpose only

As at the date hereof, the executive directors of the Company are Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Hong Xing, Mr. Su Qiang (also known as Mr. So Keung), Mr. He Tao (also known as Mr. Ho To) and Mr. Yang Mao Zeng; the non-executive directors are Mr. Wu Yong Cun and Mr. Lei Xiaoyang; and the independent non-executive directors are Mr. Yi Min Li and Mr. Xu Bingjin.